

02006128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 20 2002

SEC FILE NUMBER
~~8-008532~~

8-25628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Richard D. Schubert Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 E Saginaw St
(No. and Street)

East Lansing MI 48823
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D Schubert 517-332-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lyle D Hepfer & Co PC
(Name — *if individual, state last, first, middle name*)

715 N Cedar St Lansing, MI 48906
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D Schubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard D Schubert, Inc, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Richard D. Schubert
Signature

President
Title

Linda L Kelly
Notary Public
LINDA L. KELLY
Notary Public, Clinton County, MI
Acting in Ingham County, MI
My Comm. Expires May 12, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD D SCHUBERT INCORPORATED

EAST LANSING, MICHIGAN

DECEMBER 31, 2001

TABLE OF CONTENTS

LYLE D. HEPFER & COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS
715 N. CEDAR STREET, LANSING, MICHIGAN 48906 TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT

January 21, 2002

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have audited the accompanying balance sheet of RICHARD D. SCHUBERT INCORPORATED as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard D. Schubert Incorporated as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Certified Public Accountants

RICHARD D. SCHUBERT INCORPORATED

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Investments - Money Market Funds	$ 44,208.93
Prepaid Taxes	1,561.00
TOTAL CURRENT ASSETS	45,769.93
FIXED ASSETS	
Furniture and Fixtures	24,886.65
Vehicles	88,080.75
	112,967.40
LESS Accumulated Depreciation	27,946.65
NET FIXED ASSETS	85,020.75
TOTAL ASSETS	130,790.68

LIABILITIES

CURRENT LIABILITIES	
Accrued:	
Taxes	0.00
TOTAL CURRENT LIABILITIES	0.00
STOCKHOLDERS' EQUITY	
Common Stock - Par Value $10.00	
Authorized - 5,000 Shares	
Issued - 500 Shares	5,000.00
Retained Earnings	125,790.68
TOTAL STOCKHOLDERS' EQUITY	130,790.68
TOTAL LIABILITIES AND EQUITY	130,790.68

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF INCOME

JANUARY 1, 2001 TO DECEMBER 31, 2001

INCOME			
Commissions	$	580,446.91	
Interest		4,681.76	
TOTAL INCOME		585,128.67	100.0 %
EXPENSES			
Auto Expense		5,418.54	0.9
Depreciation		6,857.31	1.2
Dues & Subscriptions		632.67	0.1
Fees & Bonds		1,730.40	0.3
Legal & Accounting		2,962.50	0.5
Office Supplies		807.97	0.1
Postage		150.00	0.0
Rent		25,681.97	4.4
Salaries		50,000.00	8.5
Taxes - Payroll		3,957.00	0.7
Taxes - Single Business		6,257.00	1.1
Telephone		2,290.20	0.4
Travel, Entertainment & Seminars		17,706.61	3.0
TOTAL OPERATING EXPENSES		124,452.17	21.3
NET OPERATING INCOME		460,676.50	78.7
OTHER INCOME AND DEDUCTIONS			
Loss on Sale of Fixed Assets		(35,264.00)	-6.0
NET INCOME FOR THE YEAR		425,412.50	72.7
EARNINGS PER SHARE		850.83	

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF RETAINED EARNINGS

JANUARY 1, 2001 TO DECEMBER 31, 2001

BALANCE, JANUARY 1, 2001	$	142,038.18
ADD		
Net Income for the Year		425,412.50
		567,450.68
DEDUCT		
Dividends Paid		441,660.00
BALANCE, DECEMBER 31, 2001		125,790.68

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF CASH FLOWS

JANUARY 1, 2001 TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income for the Year	$	425,412.50
Add (Deduct) Items Not Affecting Cash:		
Depreciation		6,857.31
Loss on Sale of Fixed Assets		35,264.00
Increase (Decrease) in Accrued Taxes		(5,627.00)
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES		461,906.81
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of Fixes Assets		(90,001.68)
Sale of Fixed Assets		10,000.00
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES		(80,001.68)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(441,660.00)
INCREASE IN CASH AND CASH EQUIVALENTS		(59,754.87)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		103,963.80
CASH AND CASH EQUIVALENTS, END OF YEAR		44,208.93
INTEREST PAID		0.00
FEDERAL INCOME TAXES PAID		0.00

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

COMPUTATION OF NET CAPITAL AND COMPUTATION OF 17a-5(d)(1)

JANUARY 1, 2001 TO DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total Ownership Equity	$	130,790.68
Deduct Non-Allowable Assets		(86,581.75)
		44,208.93
Deduct Haircuts on Securities - Other		(884.18)
Net Capital		43,324.75

COMPUTATION OF 17a-5(d)(1) RESERVE REQUIREMENT		
Minimum Net Capital Required	$	0.00
Minimum Dollar Requirement		5,000.00
Net Capital Requirement (Greater of Above)		5,000.00
Excess Net Capital		38,324.75
Excess Net Capital @ 1000% (net cap - 10% of AI)		43,324.75
Total AI Liabilities from Balance Sheet		0.00
Total Aggregate Indebtedness		0.00
Ratio of AI/NC		0

There are no material differences between the Report of Audit and the Focus Report Part IIA as submitted.

Lyle D. Hepfer & Company, P.C.

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

ORGANIZATION AND PURPOSE

Richard D. Schubert Incorporated is a Michigan Corporation which is engaged in the brokerage of securities and insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Assets and liabilities and revenues and expenditures are recognized on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Property and equipment are stated at cost. Depreciation is computed using the MACRS using the useful lives ranging from 5 to 7 years.

EMPLOYEE RETIREMENT PLAN

The company made no contributions to the pension plan for year 2001.

FEDERAL INCOME TAXES

Richard D. Schubert, Inc. elected Subchapter S effective January 1, 1999. Therefore there are no federal income taxes recorded.

LYLE D. HEPFER & COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS
715 N. CEDAR STREET, LANSING, MICHIGAN 48906 TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

January 21, 2002

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have examined the effectiveness of Richard D. Schubert Incorporated's internal control over financial reporting as of December 31, 2001 based on SEC rule 17a-5. Richard D. Schubert Incorporated's management is responsible for maintaining effective control over financial reporting; Our responsibility is to express an opinion on the effectiveness of internal control based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Richard D. Schubert Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2001, based on SEC rule 17a-5.



Certified Public Accountants